EXHIBIT 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Joint Proxy Statement of Lam Research Corporation and Novellus Systems, Inc. that is made a part of the Amendment No. 2 to the Registration Statement (Form S-4 No. 333-179267) and related Prospectus of Lam Research Corporation for the registration of shares of its common stock, and to the incorporation by reference therein of our reports dated February 24, 2012 with respect to the consolidated financial statements and schedule of Novellus Systems, Inc., and the effectiveness of internal control over financial reporting of Novellus Systems, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

March 23, 2012